UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2002

Commission File Number _______________

INTRAWEST CORPORATION
(Registrant’s name)

Suite 800, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3L6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [   ]               Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]               No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2003

INTRAWEST CORPORATION

By:	/s/ ROSS MEACHER

Name: Ross Meacher
Title: Corporate Secretary

INTRAWEST Second Quarter Report Six months ended December 31, 2002	Q2

TO OUR
SHAREHOLDERS

The performance of our resorts in yet another season of political and economic instability bears testament to the strength of our business model. Demand for the experiences that our resorts provide and for our resort real estate remain strong as the key drivers – demographics, competitive position and limited supply – continue to support our business. Our focus remains firmly on strengthening our balance sheet and accelerating the generation of free cash flow as we reinforce the Company’s position as a quality, long-term investment.

OPERATING RESULTS (ALL DOLLAR AMOUNTS ARE IN US CURRENCY)

Total revenue for the second quarter ended December 31, 2002 was $208.0 million compared with $231.4 million for the same period in 2001. Income from continuing operations for the quarter was $3.4 million or $0.07 per share compared with $6.0 million or $0.14 per share in the same quarter of 2001. Total company EBITDA (earnings before interest, income taxes, non-controlling interest, depreciation and amortization) was $36.4 million compared with $40.0 million for the same period in 2001.

Revenue and total company EBITDA for the six months ended December 31, 2002 were $320.8 million and $43.0 million, respectively, compared with $325.1 million and $47.2 million, respectively, in the same period last year. Intrawest incurred a loss from continuing operations of $7.6 million for the six months compared with a loss from continuing operations of $3.7 million last year. Further information on our operating results is contained in the Management’s Discussion and Analysis below.

LATEST COMPANY DEVELOPMENTS

On December 23 we closed a transaction with the City and County of Denver to operate and develop Winter Park Resort. Subsequently we announced reciprocal privileges for Winter Park and Copper Mountain passholders, reflecting our commitment to our customers in Colorado and to advancing our position in the North American ski industry’s most competitive market. This transaction reflects our continued success in leveraging our expertise and reputation to create new business opportunities and in positioning our Company to ensure the investment community recognizes the value of our assets and businesses.

NRP SHARES

On December 18 the Company redeemed all of its non-resort preferred (“NRP”) shares by payment of Cdn.$2.02 per share.

OUTLOOK

Trends that emerged in the post-September 11, 2001 environment remain evident in traveler behavior as people continue to book vacations closer to arrival than was the case previously. Our experience this season and last tells us that though they may book later, destination guests are once again visiting our resorts from points of origin in North America and overseas. Furthermore, heavy snowfall in the Eastern US and Eastern Canada may deliver a longer season and should support visits during the late Easter break. The majority of our real estate closings will occur in the second half of fiscal 2003, delivering strong real estate revenues while interest in pending real estate launches at several resorts remains high. Closed units and pre-sales due to close in fiscal 2003 are at about $430 million with an additional $320 million in pre-sales scheduled to close in fiscal 2004. In keeping with our business strategy, we are continuing to explore and take advantage of opportunities that will allow us to grow our core businesses without large capital investment while taking full advantage of our marketing capabilities and customer relationships. At the same time, we are taking well-planned steps to ensure the true value of the Company is understood by the market.

On behalf of the Board,

Joe S. Houssian Chairman, President and Chief Executive Officer February 11, 2003	Daniel O. Jarvis Executive Vice President and Chief Financial Officer

MANAGEMENT’S
DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the more detailed MD&A (which includes a discussion of business risks) contained in the Company’s June 30, 2002 annual report.

THREE MONTHS ENDED DECEMBER 31, 2002 (THE “2002 QUARTER”)
COMPARED WITH THREE MONTHS ENDED DECEMBER 31, 2001 (THE “2001 QUARTER”)

REVIEW OF SKI AND RESORT OPERATIONS

Ski and resort operations revenue was $108.9 million in the 2002 quarter, up from $87.5 million in the 2001 quarter. Revenue from the mountain resorts increased from $77.9 million to $98.5 million as skier visits increased from 1,109,000 to 1,412,000. On December 23, 2002, we closed on a transaction with the City and County of Denver to operate Winter Park on a long-term lease arrangement and the results of Winter Park have been consolidated from the closing date. On a same-resort basis (i.e., excluding Winter Park and also Mont Ste. Marie, which was sold in the fourth quarter last year) skier visits increased 20%, due mainly to strong performance at our eastern resorts as a result of excellent early season conditions. Skier visits increased 85% at our eastern resorts and were static at our western resorts with increases at Mammoth and Copper being offset by a decline at Whistler Blackcomb, which experienced warm dry weather through mid-December.

Same-resort revenue per skier visit increased 2% to $65.89 in the 2002 quarter from $64.48 in the 2001 quarter. The large increase in regional and day visitors, who typically purchase lower yielding tickets and spend less on non-ticket services, at our eastern resorts reduced overall revenue per visit. At our western resorts, which attracted a higher proportion of destination visitors, revenue per visit increased 7%.

Revenue from the warm-weather resorts increased 8% to $10.4 million in the 2002 quarter from $9.6 million in the 2001 quarter, due primarily to a 15% increase in occupied room nights at Sandestin.

The breakdown of ski and resort operations revenue by business was as follows:

			INCREASE
(MILLIONS)	2002 QUARTER	2001 QUARTER	(DECREASE)	CHANGE (%)

Mountain operations	$41.9	$31.7	$10.2	32%
Retail and rental	20.8	18.8	2.0	11%
Food and beverage	13.5	10.2	3.3	32%
Lodging and property management	14.9	10.2	4.7	46%
Ski school	7.4	6.2	1.2	19%
Golf	5.0	4.0	1.0	25%
Other	5.4	6.4	(1.0)	(16)%

	$108.9	$87.5	$21.4	24%

A 13% increase in occupied room nights across all our resorts, combined with a 74% increase in revenue from RezRez, our central reservations business, produced a 46% increase in lodging and property management revenue for the quarter. The higher occupancy levels and the large increase in regional and day visitors at our eastern resorts drove increases of 32% in both mountain operations and food and beverage revenue, 19% in ski school revenue and 11% in retail and rental revenue.

Ski and resort operations expenses were $88.2 million in the 2002 quarter, up from $73.4 million in the 2001 quarter in response to the increase in business. Several of our eastern resorts opened for the season earlier than last year thereby increasing expenses. EBITDA from ski and resort operations was $20.7 million in the 2002 quarter, up from $14.1 million in the 2001 quarter, due mainly to the improved performance at the eastern resorts.

REVIEW OF REAL ESTATE OPERATIONS

Revenue from the sale of real estate decreased, as expected, to $99.4 million in the 2002 quarter from $141.0 million in the 2001 quarter. Revenue generated by the resort development group decreased from $133.7 million to $91.8 million while revenue generated by the resort club group increased from $7.3 million to $7.6 million.

The resort development group closed 243 units in the 2002 quarter compared with 450 units in the 2001 quarter. A higher proportion of closings are expected to occur in the third and fourth quarters of fiscal 2003 than fiscal 2002 due to the timing of construction completion of pre-sold units. The average price per closed unit increased 27% for the quarter, reflecting unit type and resort mix. Most of this growth occurred at the Canadian resorts where Whistler Blackcomb contributed a higher proportion of closings in the 2002 quarter. For the fiscal year as a whole, we expect the average price per closed unit to increase by about 5% over fiscal 2002.

Operating profit from real estate sales decreased to $13.9 million from $21.1 million in response to the decline in revenue. The margin on sales was 14.0% in the 2002 quarter, down from 15.0% in the 2001 quarter. The lower margin was due mainly to the impact of closings at the less mature resorts (e.g. Mountain Creek) where margins are typically lower than at the more mature resorts.

Effective from the start of fiscal 2003, we have changed our plans for commercial properties. Rather than being held as long-term revenue-producing investments, our intention is to develop them for the purpose of sale. Rental revenue and rental expenses have therefore been capitalized in the 2002 quarter, reducing the book value of commercial properties. In the 2001 quarter rental property revenue of $1.5 million and rental property expenses of $0.8 million were included in the statement of operations.

REVIEW OF CORPORATE OPERATIONS

Interest expense was $12.0 million in the 2002 quarter, down from $12.2 million in the 2001 quarter due mainly to the capitalization of interest related to commercial properties.

Depreciation and amortization expense decreased to $9.6 million in the 2002 quarter from $10.9 million in the 2001 quarter due to recording no goodwill amortization (in accordance with the change in generally accepted accounting principles (see Note 3)) and no longer depreciating commercial properties.

Corporate general and administrative expenses were $4.1 million in the 2002 quarter, up from $3.4 million in the 2001 quarter due mainly to higher compensation costs, including an expansion of the defined benefit pension plan.

Non-controlling interest, which relates to the 23% limited partner’s interest in Whistler Blackcomb, was $3.7 million in the 2002 quarter, up from $2.4 million in the 2001 quarter. The increase was due mainly to higher real estate profits as a result of closing more units at Whistler Blackcomb in the 2002 quarter than the 2001 quarter.

SIX MONTHS ENDED DECEMBER 31, 2002 (THE “2002 PERIOD”)
COMPARED WITH SIX MONTHS ENDED DECEMBER 31, 2001 (THE “2001 PERIOD”)

REVIEW OF SKI AND RESORT OPERATIONS

Ski and resort operations revenue increased to $174.3 million in the 2002 period from $146.2 million in the 2001 period. Revenue from the mountain resorts increased to $144.0 million from $118.9 million due to the skier visit and revenue per visit increases described above and a 21% increase in occupied room nights at our resorts in the first quarter. Revenue from the warm-weather resorts increased to $30.3 million in the 2002 period from $27.3 million in the 2001 period due mainly to the opening of the first buildings in the new village at Sandestin and a 17% increase in occupied room nights at the resort.

These revenue increases and effective control over costs led to an increase in EBITDA from ski and resort operations to $23.9 million in the 2002 period from $16.2 million in the 2001 period. The EBITDA margin improved to 13.7% in the 2002 period from 11.1% in the 2001 period.

REVIEW OF REAL ESTATE OPERATIONS

Revenue from the sale of real estate was $146.4 million in the 2002 period, down from $174.0 million in the 2001 period. Revenue generated by the resort development group decreased from $157.9 million to $126.7 million while revenue generated by the resort club group increased from $16.1 million to $19.7 million.

The resort development group closed 330 units in the 2002 period compared with 528 units in the 2001 period. We expect to close more units in fiscal 2003 than fiscal 2002, however a higher proportion of closings are expected to occur in the third and fourth quarters due to the timing of construction completion of pre-sold units.

Operating profit from real estate sales was $17.8 million in the 2002 period compared with $26.0 million in the 2001 period. The margin on sales was 12.2% in the 2002 period versus 14.9% in the 2001 period. The lower margin was partly due to expensing certain start-up costs in connection with the opening of the Sandestin resort club location and to closing more units at the less mature resorts. In addition, for some of the Colorado projects we have extended our sales absorption expectations and assumed higher holding costs and therefore lower margins as we sell the remaining units in these projects.

As discussed above, we have changed our plans for commercial properties and capitalized rental revenue and rental expenses in the 2002 period. In the 2001 period rental revenue of $3.5 million and rental expenses of $2.0 million were included in the statement of operations.

REVIEW OF CORPORATE OPERATIONS

Interest and other income was $0.1 million in the 2002 period compared with $1.4 million in the 2001 period, due mainly to recording a loss of $0.9 million on the sale of the Whistler Blackcomb employee housing.

Interest expense was $21.0 million in the 2002 period, down from $21.6 million in the 2001 period, due mainly to the different accounting treatment for commercial properties described above.

Depreciation and amortization expense decreased to $18.3 million in the 2002 period from $19.7 million in the 2001 period as the impact of higher depreciation of ski and resort assets, due to capital expenditures, was offset by no longer amortizing goodwill or depreciating commercial properties.

Corporate general and administrative expenses increased from $5.6 million in the 2001 period to $7.6 million in the 2002 period mainly due to higher compensation and pension costs, and increased insurance, legal and audit expenses.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2002, we had net debt (i.e., bank and other indebtedness net of cash) of $1,139.1 million, an increase of $51.8 million from the end of the first quarter. The closing of the Winter Park transaction added $31.2 million of net debt and the balance of the increase came mainly from construction-related financing. Given the seasonality of our businesses, the end of the second quarter is normally the high point in the fiscal year in terms of net debt. The ski and resort operations generate negative cash flow (after interest and capital expenditures) during the first six months of the fiscal year and then are significantly cash flow positive in the second half of the fiscal year. On the real estate side of the business, projects normally begin construction in the first half of the fiscal year and complete construction and deliver closings in the second half. The liquidity requirements of the real estate business are therefore normally greater in the period from July to December. We expect net debt to decline significantly during the second half of the fiscal year.

At the end of the second quarter we had cash balances of $131.2 million and $61.9 million available under our senior credit facility. In addition, capacity under our three construction lines of credit is sufficient to fund construction activity. This liquidity, combined with cash flow from operations as we enter our highest revenue-generating quarters, is sufficient to fund ongoing operations.

The major sources and uses of cash in the three and six months ended December 31, 2002 and December 31, 2001 are summarized in the table below. This table should be read in conjunction with the Consolidated Statements of Cash Flows, which are more detailed as prescribed by generally accepted accounting principles.

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31

(IN MILLIONS)	2002	2001	2002	2001

Funds from continuing operations	$17.7	$19.3	$15.0	$18.3
Working capital for real estate developed for sale	(16.3)	11.3	(27.3)	(66.2)
Acquisitions, resort capital expenditures and other investments	(7.0)	(40.2)	(2.7)	(62.3)

	(5.6)	(9.6)	(15.0)	(110.2)
(Increase) decrease in other net assets	39.1	(24.9)	21.2	(5.9)

Net cash outflows before non-construction financing	33.5	(34.5)	6.2	(116.1)
Net financing inflows excluding construction-related financing	34.6	36.8	48.3	124.1

Increase in cash	$68.1	$2.3	$54.5	$8.0

Net new investment in real estate developed for sale	$(64.9)	$(5.1)	$(159.1)	$(105.0)
Net proceeds from construction-related financing	48.6	16.4	131.8	38.8

Working capital for real estate developed for sale	$(16.3)	$11.3	$(27.3)	$(66.2)

Working capital for real estate (calculated as the amount of net new investment in real estate not funded by construction-related financing) used $16.3 million of cash in the 2002 quarter compared with positive cash flow of $11.3 million in the second quarter last year. The greater use of cash in the 2002 quarter reflects the lower volume of real estate closings and increased number of units under construction in the 2002 quarter than the 2001 quarter. For the six-month period real estate development used $27.3 million of cash, down from $66.2 million in the six months last year, due primarily to increased construction-related financing. Quarterly changes in working capital for real estate are not necessarily indicative of annual changes since the timing of project completions, and therefore unit closings, heavily impacts them. Project completions and unit closings are more heavily weighted towards the second half of the fiscal year in fiscal 2003 than in fiscal 2002.

Acquisitions, resort capital expenditures and other investments used $7.0 million of cash in the 2002 quarter compared with $40.2 million in the 2001 quarter. Proceeds from the sale of non-core assets (mainly employee housing at Whistler Blackcomb) generated $13.2 million cash in the 2002 quarter and $20.3 million less was spent on resort capital expenditures in the 2002 quarter than the 2001 quarter. For the six months, acquisitions, resort capital expenditures and other investments used $2.7 million cash, significantly reduced from $62.3 million in the same period last year. Proceeds from non-core asset sales (we sold 55% of our investment in Compagnie des Alpes in the first quarter) accounted for $34.5 million of the reduction in cash requirements and resort capital expenditures were lower by $25.2 million. We have identified certain non-core assets for disposal and we expect to generate more cash in the future from this initiative. At the same time we have reduced resort capital expenditures and expect to spend about $65 million on these items in fiscal 2003, approximately 30% less than we spent in fiscal 2002.

In the 2002 quarter $39.1 million of cash was generated by deferred revenue and payables, net of receivables and other assets, compared with a net cash outflow of $24.9 million in the 2001 quarter. Most of the cash flow in the 2002 quarter came from the collection of season pass revenue and lodging deposits. These items also provided cash flow in the 2001 quarter but they were offset by an increase in receivables (actually funds held in trust pending release to Intrawest or the construction lender) in connection with certain real estate closings. For the six months these same factors resulted in a cash inflow of $21.2 million in the 2002 period versus an outflow of $5.9 million in the 2001 period.

Cash inflows from non-construction-related financing amounted to $34.6 million in the 2002 quarter, down slightly from $36.8 million in the 2001 quarter. We repaid the Cdn$125 million unsecured debentures upon their maturity on December 2, 2002 (we had issued $137 million unsecured notes in September 2002 to fund this obligation). As discussed above, we expect our debt balances to decline in the third and fourth quarters as we move through the peak ski season and complete construction of real estate projects and close units.

ADDITIONAL
INFORMATION

TOTAL
COMPANY EBITDA
(in thousands of United States dollars) (unaudited)

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31

	2002	2001	2002	2001

Income (loss) before tax	$8,633	$10,907	$(5,172)	$(1,798)
Depreciation and amortization	9,646	10,875	18,279	19,712
Interest expense	12,033	12,239	21,037	21,582
Interest in real estate costs	5,907	7,329	8,891	9,050
Less interest and other income	221	(1,360)	(85)	(1,385)

Total Company EBITDA	$36,440	$39,990	$42,950	$47,161

EBITDA FROM SKI
AND RESORT OPERATIONS
(in thousands of United States dollars) (unaudited)

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31

	2002	2001	2002	2001

Ski and resort operations revenue	$108,908	$87,521	$174,282	$146,181
Ski and resort operations expenses	88,219	73,375	150,382	130,000

EBITDA from ski and resort operations	$20,689	$14,146	$23,900	$16,181

EBITDA does not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other publicly traded companies. A reconciliation between net earnings as determined in accordance with Canadian GAAP and EBITDA is presented above.

Statements contained in this report that are not historical facts are forward-looking statements that involve risks and uncertainties. Intrawest’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, Intrawest’s ability to implement its business strategies, seasonality, weather conditions, competition, general economic conditions, currency fluctuations and other risks detailed in the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

CONSOLIDATED STATEMENTS
OF OPERATIONS AND RETAINED EARNINGS
(in thousands of United States dollars, except per share amounts) (unaudited)

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31

	2002	2001	2002	2001

REVENUE:
Ski and resort operations	$108,908	$87,521	$174,282	$146,181
Real estate sales	99,362	140,954	146,414	174,020
Rental properties	—	1,549	—	3,499
Interest and other income	(221)	1,360	85	1,385

	208,049	231,384	320,781	325,085
EXPENSES:
Ski and resort operations	88,219	73,375	150,382	130,000
Real estate costs	85,446	119,843	128,610	147,984
Rental properties	—	759	—	2,029
Interest	12,033	12,239	21,037	21,582
Depreciation and amortization	9,646	10,875	18,279	19,712
Corporate general and administrative	4,072	3,386	7,645	5,576

	199,416	220,477	325,953	326,883

Income (loss) before undernoted	8,633	10,907	(5,172)	(1,798)
Provision for income taxes	1,468	2,435	(978)	(344)

Income (loss) before non-controlling interest and discontinued operations	7,165	8,472	(4,194)	(1,454)
Non-controlling interest	3,732	2,429	3,433	2,286

Income (loss) from continuing operations	3,433	6,043	(7,627)	(3,740)
Results of discontinued operations (NOTE 4)	(653)	(136)	(578)	28

Income (loss) for the period	2,780	5,907	(8,205)	(3,712)
Retained earnings, beginning of period (as previously reported)	218,687	178,303	241,665	187,922
Adjustment to reflect change in accounting for goodwill and intangible assets (NOTE 3)	—	—	(11,993)	—
Dividends	(2,430)	(2,254)	(2,430)	(2,254)

Retained earnings, end of period	$219,037	$181,956	$219,037	$181,956

Income (loss) from continuing operations per common share:
Basic	$0.07	$0.14	$(0.16)	$(0.08)
Diluted	$0.07	$0.14	$(0.16)	$(0.08)
Income (loss) per common share:
Basic	$0.07	$0.14	$(0.16)	$(0.08)
Diluted	$0.07	$0.14	$(0.16)	$(0.08)

Weighted average number of common shares outstanding (in thousands):
Basic	47,260	44,031	47,258	44,030
Diluted	47,678	44,370	47,719	44,386

See accompanying notes to consolidated financial statements.

CONSOLIDATED
BALANCE SHEETS
(in thousands of United States dollars)

	DECEMBER 31, 2002	JUNE 30, 2002
	(UNAUDITED)	(AUDITED)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$131,175	$76,689
Amounts receivable	70,705	109,948
Other assets	149,806	88,062
Properties	480,209	399,572
Future income taxes	9,750	7,536

	841,645	681,807
Ski and resort operations	876,465	841,841
Properties	542,850	468,218
Amounts receivable	69,018	64,734
Other assets	77,752	94,332
Goodwill (NOTE 3)	—	15,985

	$2,407,730	$2,166,917

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Amounts payable	$195,275	$195,254
Deferred revenue	155,637	99,484
Bank and other indebtedness	191,647	282,047

	542,559	576,785
Bank and other indebtedness	1,078,646	773,872
Due to joint venture partners	1,471	3,963
Deferred revenue	37,031	23,069
Future income taxes	77,921	75,843
Non-controlling interest in subsidiaries	35,223	36,116

	1,772,851	1,489,648
SHAREHOLDERS’ EQUITY:
Capital stock (NOTE 5)	456,481	466,899
Retained earnings	219,037	241,665
Foreign currency translation adjustment	(40,639)	(31,295)

	634,879	677,269

	$2,407,730	$2,166,917

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS
(in thousands of United States dollars) (unaudited)

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31

	2002	2001	2002	2001

CASH PROVIDED BY (USED IN):
OPERATIONS:
Income (loss) from continuing operations	$3,433	$6,043	$(7,627)	$(3,740)
Items not affecting cash:
Depreciation and amortization	9,646	10,875	18,279	19,712
Loss on asset disposals, net	909	—	909	—
Non-controlling interest	3,732	2,429	3,433	2,286

Funds from continuing operations	17,720	19,347	14,994	18,258
Recovery of costs through real estate sales	85,446	119,843	128,610	147,984
Acquisition and development of properties held for sale	(150,330)	(124,935)	(287,744)	(252,975)
(Increase) decrease in amounts receivable, net	4,916	(1,774)	(4,285)	(7,555)
Changes in non-cash operating working capital (NOTE 8)	34,005	(23,173)	25,310	371

Cash used in continuing operating activities	(8,243)	(10,692)	(123,115)	(93,917)
Cash provided by (used in) discontinued operations	100	(8)	140	1,204

	(8,143)	(10,700)	(122,975)	(92,713)
FINANCING:
Bank and other borrowings, net	93,379	56,756	191,641	167,717
Issue of common shares for cash, net of issuance costs	393	—	521	40
Redemption and repurchase of non-resort preferred shares	(6,697)	(141)	(6,697)	(291)
Dividends paid	(2,430)	(2,254)	(2,430)	(2,254)
Distributions to non-controlling interest	(1,476)	(1,124)	(2,896)	(2,269)

	83,169	53,237	180,139	162,943
INVESTMENTS:
Proceeds from (expenditures on):
Revenue-producing properties	—	(364)	—	(97)
Ski and resort operations assets	(14,726)	(34,985)	(31,289)	(56,512)
Other assets	(4,837)	(4,871)	(5,319)	(5,658)
Business acquisition, net of cash acquired	(561)	—	(561)	—
Proceeds from asset disposals	13,168	—	34,491	—

	(6,956)	(40,220)	(2,678)	(62,267)

Increase in cash and cash equivalents	68,070	2,317	54,486	7,963
Cash and cash equivalents, beginning of period	63,105	92,076	76,689	86,430

Cash and cash equivalents, end of period	$131,175	$94,393	$131,175	$94,393

(Supplemental information (note 8))

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(in thousands of United States dollars, unless otherwise indicated)

1.	BASIS OF PRESENTATION:

These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended June 30, 2002. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the interim financial statements. Such adjustments are of a normal and recurring nature. The results of operations for the interim periods reported are not necessarily indicative of the operating results expected for the year.

The significant accounting policies used in preparing these consolidated financial statements are consistent with those used in preparing the Company’s consolidated financial statements for the year ended June 30, 2002, except as described in note 3 below.

2.	SEASONALITY OF OPERATIONS:

Ski and resort operations are highly seasonal which impacts reported quarterly earnings. The majority of the Company’s ski and resort operations revenue is generated during the period from November to April. Furthermore, during this period a significant portion of ski and resort operations revenue is generated on certain holidays (particularly Christmas, Presidents’ Day and school spring breaks) and on weekends.

The Company’s real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales closing in the December to June period.

3.	CHANGE IN ACCOUNTING POLICY:

On July 1, 2002, the Company adopted the new recommendations of section 3062, “Goodwill and Other Intangible Assets,” of the Canadian Institute of Chartered Accountants Accounting Handbook, without restatement of prior periods. Under the new recommendations, goodwill and intangible assets with indefinite lives are no longer amortized but are subject to impairment tests on at least an annual basis comparing the asset’s carrying value to its fair value. Any write-down resulting from impairment tests effective July 1, 2002 must be recognized as a charge to opening retained earnings. Any impairment of goodwill or other intangible assets subsequent to July 1, 2002 will be expensed in the period of impairment. Other intangible assets with finite lives will continue to be amortized over their useful lives and are also tested for impairment by comparing carrying values to net recoverable amounts.

Upon adoption of these recommendations, it was determined that $179,000 needed to be reclassified to ski and resort operations assets and $4,303,000 needed to be reclassified to depreciable intangible assets from goodwill under CICA recommendations on business combinations. The Company has completed its impairment testing on the balance of goodwill and intangible assets with indefinite lives as at July 1, 2002. As a result of this testing, impairment losses of $11,993,000 were required and have been recognized as an adjustment to opening retained earnings.

A reconciliation of previously reported net income (loss) and income (loss) per share (basic and diluted) to the amounts adjusted for the exclusion of goodwill amortization is as follows:

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31

	2002	2001	2002	2001
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)

Reported net income (loss)	$2,780	$5,907	$(8,205)	$(3,712)
Goodwill amortization	—	186	—	372

Adjusted net income (loss)	$2,780	$6,093	$(8,205)	$(3,340)

Income (loss) per share (basic and diluted):
Reported net income (loss)	$0.07	$0.14	$(0.16)	$(0.08)
Goodwill amortization	—	—	—	—

Adjusted net income (loss)	$0.07	$0.14	$(0.16)	$(0.08)

4.	DISCONTINUED OPERATIONS:

For reporting purposes, the results of operations of the non-resort real estate business have been disclosed separately from those of continuing operations for the periods presented.

The results of discontinued operations are as follows:

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31

	2002	2001	2002	2001
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)

Revenue	$223	$38	$441	$441

Income (loss) before current income taxes	$(653)	$(128)	$(578)	$46
Provision for current income taxes	—	8	—	18

Income (loss) from discontinued operations	$(653)	$(136)	$(578)	$28

5.	CAPITAL STOCK:

	DECEMBER 31, 2002	JUNE 30, 2002
	(UNAUDITED)	(AUDITED)

Common shares	$453,820	$453,299
NRP shares	—	13,600
Contributed surplus (NOTE 5(II))	2,661	—

	$456,481	$466,899

(I)	COMMON SHARES:

	NUMBER OF	2002
	COMMON SHARES	AMOUNT
	(UNAUDITED)	(UNAUDITED)

Balance, June 30, 2002	47,255,062	$453,299
Issued for cash under stock option plan	25,000	156
Amortization of benefit plan, net	—	365

Balance, December 31, 2002	47,280,062	$453,820

In addition to the stock options exercised during the six months ended December 31, 2002, 420,000 stock options were granted and 11,000 were forfeited. A total of 4,081,900 stock options remain outstanding as at December 31, 2002.

(II)	NRP SHARES:

	NUMBER OF	2002
	NRP SHARES	AMOUNT
	(UNAUDITED)	(UNAUDITED)

Balance, June 30, 2002	5,163,436	$13,600
Redemption	(5,163,436)	(6,697)
Reduction on final redemption	—	(6,903)

Balance, December 31, 2002	—	$—

On December 18, 2002, the Company redeemed all of the remaining NRP shares at a price of Cdn$2.02 per share. As a result, the carrying value of the NRP shares was reduced to zero and the value of the common shares was increased by $2,661,000 representing the difference between the redemption price and the assigned value of the NRP shares less the foreign currency translation adjustment related to the NRP shares.

(III)	STOCK COMPENSATION:

On July 1, 2001 the Company adopted section 3870 of The Canadian Institute of Chartered Accountants Accounting Handbook (“CICA 3870”) relating to the method of accounting for stock-based compensation. The recommendations require that stock-based compensation be accounted for based on a fair value methodology, although it allows an entity to continue to measure stock-based compensation costs using the intrinsic value based method of accounting. Accordingly, no compensation expense has been recognized for the periods presented. Had compensation expense been determined in accordance with the provisions of CICA 3870 using the Black-Scholes option pricing model at the date of the grant, the following weighted average assumptions would be used for options granted in the current period:

Dividend yield (%)	0.8
Risk-free interest rate (%)	3.00
Expected option life (YEARS)	5
Expected volatility (%)	55

Using the above assumptions, the Company’s net loss for the six months ended December 31, 2002 would have been increased to the pro forma amount indicated below:

Loss as reported	$(8,205)
Estimated fair value of option grants	(939)

Pro forma	$(9,144)

Pro forma loss per share:
Basic	$(0.18)
Diluted	$(0.18)

The estimated fair value of option grants is based on those options granted since the date of adoption and excludes the effect of those granted before July 1, 2001.

6.	EARNINGS PER SHARE:

Basic earnings per common share (“EPS”) is calculated by dividing net income attributable to common shareholders (“numerator”) by the weighted average number of common shares outstanding (“denominator”). Diluted EPS reflects the potential dilution that could occur if outstanding dilutive options were exercised and the cash received was used to repurchase common shares at the average market price for the period.

The numerator for basic and diluted EPS was the same for all periods presented. The reconciliation of the denominators used is as follows:

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31

	2002	2001	2002	2001
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)

Denominator (in thousands of shares):
Weighted average number of common shares outstanding
– basic	47,260	44,031	47,258	44,030
Effect of dilutive options	126	339	169	356
Effect of shares purchased for benefit plan	292	—	292	—

Weighted average number of common shares outstanding
– diluted	47,678	44,370	47,719	44,386

The computation of diluted EPS for the six months ended December 31, 2002 and 2001 excludes the effect of the assumed exercise of options to purchase 3,065,300 and 2,884,000 common shares, respectively, because the effect would be anti-dilutive.

7.	SEGMENTED INFORMATION:

The following table presents the Company’s results from continuing operations by reportable segment:

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31

	2002	2001	2002	2001
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)

SEGMENT REVENUE:
Ski and resort	$98,524	$77,948	$143,975	$118,933
Real estate	99,362	142,503	146,414	177,519
Warm-weather	10,384	9,573	30,307	27,248
Corporate and all other	(221)	1,360	85	1,385

	$208,049	$231,384	$320,781	$325,085

SEGMENT
OPERATING PROFIT:
Ski and resort	$22,595	$14,672	$21,793	$14,027
Real estate	13,917	21,901	17,805	27,506
Warm-weather	(1,907)	(526)	2,106	2,154
Corporate and all other	(221)	1,360	85	1,385

	34,384	37,407	41,789	45,072
LESS:
Interest	12,033	12,239	21,037	21,582
Depreciation and amortization	9,646	10,875	18,279	19,712
Corporate general and administrative	4,072	3,386	7,645	5,576

	25,751	26,500	46,961	46,870

Income before income taxes, non-controlling interest and discontinued operations	$8,633	$10,907	$(5,172)	$(1,798)

8.	CASH FLOW INFORMATION:

The changes in non-cash operating working capital balance consist of the following:

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31

	2002	2001	2002	2001
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)

CASH PROVIDED BY (USED IN):
Amounts receivable	$(9,431)	$(50,235)	$38,811	$(21,570)
Other assets	(37,810)	(48,419)	(68,874)	(34,590)
Amounts payable	10,795	45,531	(12,261)	19,252
Due to joint venture partners	(435)	(2,049)	(2,493)	(3,936)
Deferred revenue	70,886	31,999	70,127	41,215

	$34,005	$(23,173)	$25,310	$371

SUPPLEMENTAL INFORMATION:
Interest paid included in the determination of net income (loss)	$18,340	$10,347	$29,995	$19,899
Income taxes paid	1,720	1,819	4,498	5,255
Bank and other indebtedness incurred on acquisition	38,611	—	38,611	—

Intrawest Corporation Suite 800, 200 Burrard Street Vancouver, BC Canada V6C 3L6 t 604.669.9777 f 604.669.0605 www.intrawest.com